September 9, 2024

Quentin Koffey
Managing Partner
Politan Capital Management LP
106 West 56th Street, 10th Floor
New York, NY 10019

        Re: Politan Capital Management LP
            Masimo Corporation
            DFAN14A filed September 6, 2024 by Politan Capital Management LP File No. 001-33642
Dear Quentin Koffey:

        We have reviewed your filing and have the following comment.

        Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this comment, we may have additional comments.

DFAN14A filed September 6, 2024
General

1.      We note your statement that    [t]he discovery process revealed
multiple texts and calls, as
        well as communications on encrypted applications like WhatsApp, between Mr. Kiani and
        the executives at RTW in charge of voting the firm   s Masimo position,
   which show Mr.
        Kiani and his advisors knew about certain matters regarding RTW. Please supplementally provide such communications.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Blake Grady at 202-551-8573 or Tina Chalk at 202-551-
3263.
 September 9, 2024
Page 2



                    Sincerely,

                    Division of Corporation Finance
                    Office of Mergers & Acquisitions